FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

RE 3-31-02

For the month of March, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __x__

Telesis

Press Release

TELESIS AND ABRIDEAN FORGE STRATEGIC ALLIANCE

Companies to Work Together in the Delivery of Mobile Applications

TORONTO, ONTARIO, CANADA — March 8, 2002 — Telesis (CDNX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, and Abridean, leaders in the development of an Application Provisioning and Management Platform for service providers (SPs) and large enterprises, announced today the formation of a strategic alliance. This alliance will provide complementary business solutions for these markets.

Telesis provides data acceleration software for service providers such as ISPs and wireless carriers, as well as for corporations with large numbers of mobile employees. This data acceleration improves the speed and reliability of data transfer over wireless and landline networks.

AbrideanProvisor is an Application Provisioning and Management Platform that automates and simplifies the provisioning of hosted enterprise applications. AbrideanProvisor's XML-based architecture allows service providers and enterprises to easily and securely provision any enterprise application including the technology that enables the delivery of these mobile applications.

As mobile computing becomes mainstream, service providers and enterprises are being tasked to reliably deliver more and more complex applications at faster and faster speeds of data transfer. At the same time, IT departments are expected to easily set up and manage access privileges to the applications.

By combining the data acceleration technologies of Telesis with AbrideanProvisor, the two companies have built a foundation for a complete solution that will enable their customers to:

- Decrease costs by effectively managing their application delivery infrastructure
- Provide compelling offerings/services that meet the unique needs of the end-customers
- Ensure all possible revenue opportunities are maximized

"The mobile needs of our customers have two things in common: (1) the need for fast and reliable data – which Telesis satisfies; and (2) the comfort of knowing that it will not tax an already busy IT department – which Abridean satisfies." said Derek Woods, CEO of Telesis. "It is exciting to be working with the company which created the Application Provisioning and Management category. Abridean's knowledge and expertise will be an asset to Telesis."

"We are very pleased to be working with Telesis as they are recognized leaders in the data acceleration market. Telesis has very important technologies and we are delighted to introduce these to our customers," said Sean Sears, CEO and president of Abridean. "We are excited about the worldwide opportunities that this alliance will create."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

Telesis

Press Release

About Abridean

Abridean Inc. has developed the leading application provisioning and management platform, abrideanProvisor. Provisor simplifies and automates application provisioning and management for Service Providers and enterprises. It allows them to drive to tremendous operational efficiencies through reduced costs, increased revenue and rapid delivery of services to users. Provisor is an XML-based platform that can be easily integrated with other infrastructure software, allowing for the fast and easy creation of complete solutions to meet user needs. Provisor can also be easily and rapidly customized to meet specific requirements within the data center. For more information, visit www.abridean.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications, Telesis
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

Dana Robertson, Vice President Marketing & Customer Service, Abridean
Tel. 1.877.520.4277 or +1.902.442.5081 E-mail: dana.robertson@abridean.com
Fax. +1.902.442.5101 Web Site: www.abridean.com

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates. The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS ANNOUNCES GRANTING OF STOCK OPTIONS

TORONTO, ONTARIO, CANADA – March 13, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced that effective today, the Company has granted stock options to purchase 30,000 common shares without par value in the capital of the Company to an employee of the Company who is neither a director nor officer. The incentive stock options will be exercisable for a period of 5 years expiring on March 13, 2007, at a price of $0.46 per common share. The Options will vest, as to one third on March 13, 2003, with the balance vesting monthly over the following 24 months until fully vested, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid. The granting of the foregoing incentive stock options is subject to acceptance by the Canadian Venture Exchange Inc.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

Telesis

Press Release

TELESIS NAMES INDUSTRY VETERAN BRYAN HARTLEY TO LEAD EUROPEAN SALES EXPANSION

Appointment Adds UK Presence and The Benefit of 20-Years Experience in the Wireless Carrier and ISP Markets

TORONTO, ONTARIO, CANADA – March 14, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today the appointment of Bryan G. Hartley as Business Development Manager, EMEA. Mr. Hartley will be responsible for further developing Telesis' business with wireless carriers and Internet Service Providers (ISPs) throughout Europe as well as the Middle East and Africa. Mr. Hartley will be located in the United Kingdom.

A veteran of the wireless and data communications industries, Mr. Hartley has an exceptional sales track record and proven ability to create profitable strategic relationships. Mr. Hartley's 20-year career most recently included being the top European sales manager for wireless solution provider Aether Systems. While at Aether, Mr. Hartley's clients included Vodafone, Eircell, Telefónica, Mobileway France, Callmax Netherlands, and America Online (AOL) Europe. He was also responsible for Aether's European relationships with Lucent, ADC, Euronet, and Motorola.

Prior to their acquisition by Aether, Mr. Hartley worked with RTS Wireless – a leading provider of SMS (Short Messaging Service) and WAP (Wireless Application Protocol) gateways. Before that, Mr. Hartley worked for such companies as Zenith, Reliance Systems Group, AT&T Companies, and Texas Instruments, where in all cases he exceeded sales targets while furthering the companies' strategic relationships with mobile operators and ISPs.

"Mr. Hartley's experience, industry contacts, and track record of performance make him the ideal person to lead our new business initiatives in the European market. By having a presence in the UK, we are also reinforcing our longstanding commitment to our existing customers in the region," said Derek Woods, CEO of Telesis. "With the recent deployments of 'next generation' wireless data networks in Europe, the timing of this appointment is ideal. Furthermore, the investment that many European carriers are making in networks overseas is expected to make Europe a springboard from which Telesis can further its relationships with mobile network operators worldwide."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX:TNC, OTCBB:TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, OnAir MOBILE™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers OnAir SDK™, a software development kit for developers who want to make their existing applications wireless and INTERSITE™, a high-speed connector for the transfer of mail and directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

Telesis

Press Release

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

Telesis

Press Release

TELESIS SHIFTS INTO OVERDRIVE™ WITH NEW DATA ACCELERATION PRODUCTS

Comprehensive New Offering Expands The Market for Telesis Products To More Than Half a Billion Potential Users

TORONTO, ONTARIO, CANADA – March 18, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today the introduction of two new products that will accelerate all customer applications for Internet Service Providers (ISPs), wireless carriers, and large enterprises. Telesis also announced a new branding initiative whereby all products will become part of a product suite known as OVERDRIVE™.

The introduction of OVERDRIVE expands Telesis' potential market from users of Microsoft Exchange/Outlook to users of every application – including Microsoft Internet Explorer, Netscape Navigator, and popular corporate applications such as Lotus Notes. OVERDRIVE will accelerate these applications over any type of network, wireline or wireless, from high-speed DSL to low-speed dial-up and mobile phone connections. This will translate into significant increases in productivity while simultaneously lowering costs.

Announced today, and forming the foundation of OVERDRIVE, is the **OVERDRIVE Communications Engine™**, which compresses all TCP/IP traffic between any two computers. Typical applications would include database access, inventory and order management, remote application access, customer relationship management systems, and file transfer applications.

The other major components of OVERDRIVE include:

Web Accelerator™ – also announced today, this product transparently accelerates web surfing for all browsers, including Internet Explorer and Netscape Navigator. Web Accelerator will accelerate all connections, including wireless, DSL, Cable, and dial-up, thereby opening up Telesis' market to the approximately 500 million worldwide Internet users.

Mobile Mail Accelerator™ – formerly known as OnAir MOBILE™, Mobile Mail Accelerator provides acceleration and additional functionality for any of the 90+ million users of Microsoft Exchange/Outlook. Recent tests have shown speed improvements of more than ten-fold when using dial-up or "next generation" wireless networks. The Mobile Mail Accelerator is already deployed worldwide, being used by wireless, satellite, dial-up, and even high speed DSL and cable users.

Intersite Accelerator™ – accelerates mail transfer between Microsoft Exchange servers without the complexity of the X.400 or other common connectors. This product extends the capability of the Mobile Mail Accelerator from being between individuals and their corporate servers to accelerating mail transfers between regional or international offices.

Mobile Mail SDK™ – this Software Development Kit allows third party developers to take advantage of Telesis' technology, incorporating efficient communications and enabling applications to become wireless without having to directly address the challenges that Telesis has overcome.

"Our vision is to see OVERDRIVE become the de-facto standard accelerator for all computers," said Derek Woods, CEO of Telesis. "We have already demonstrated our technology leadership with our sophisticated email accelerators. Our thirteen years of research and development efforts have culminated in this enhanced product suite that dramatically broadens our market. Web Accelerator will literally change the way the world experiences the Internet. Add to this the ability of the Communications

Telesis

Press Release

Engine to accelerate all corporate and peer to peer applications and the universal appeal of the OVERDRIVE suite is immediately apparent."

More information on the OVERDRIVE product launch will soon be available on the Telesis web site at www.telesis.ca.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates. The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS CONFIRMS EXCEPTIONAL ACCELERATION OF NEXT GENERATION GPRS NETWORKS

Support For Latest Network Technology Positions Telesis for New Wave of Wireless Adoption

TORONTO, ONTARIO, CANADA – March 27, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today test results for OVERDRIVE Mobile Mail Accelerator™ (formerly OnAir MOBILE™), using the "next generation" wireless network known as GPRS (General Packet Radio Service). Mobile Mail Accelerator increases the effective speed of the new high-speed data network by as much as 1500%, while providing pronounced customer cost savings and network load reductions. The complete GPRS test results are available on the Telesis web site at www.telesis.ca.

GPRS, also known as "2.5G", has recently been deployed by major wireless operators around the world as they begin to offer their customers new, higher-speed data services. Mobile Mail Accelerator has been specifically "tuned" to accelerate GPRS even further, with the combination yielding effective speeds approaching that of a broadband connection.

The tests were performed live on the public GPRS network using a standard laptop equipped with a GPRS PC-card modem. This combination enables mobile workers to leave the office without being disconnected from timely information, such as email and the Internet.

Commenting on the development of the wireless data business, Derek Woods, CEO of Telesis said, "Our industry is experiencing magnitudes of improved wireless performance and Telesis is leading the charge. Wireless data provides much greater mobility for today's business traveler. The addition of Telesis software to this evolution elevates mobile computing to a new level, resulting in wireless performance that is comparable to today's broadband landline networks. Just like the early days of the fax machine and the cell phone, we are clearly at the beginning of a major new industry."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

Telesis

Press Release

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date March 21, 2002

By: "ADRIAN STIMPSON"
Adrian Stimpson
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date April 8, 2002

By: ______________________
Adrian Stimpson
President